UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TCW Direct Lending LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

0001603480

(Issuer’s CIK)

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 0001603480 (CIK Number)	Page 1 of 1

1.	Names of reporting persons. President and Fellows of Harvard College
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 1,500,000 Common Units
	6.	Shared voting power 0
	7.	Sole dispositive power 1,500,000 Common Units
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,500,000 Common Units
10.	Check if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 10.38%[1]
12.	Type of reporting person

[1]	The percentages used herein are calculated based upon 14,448,510 Common Units outstanding, which reflects the number of Common Units issued and committed as reported in TCW Direct Lending LLC’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014 (i.e., 3,179,860 Common Units), after giving effect to the issuance of 3,528,650, 1,532,000, and 6,208,000 Common Units as reported in the Issuer’s Form 8-Ks filed with the SEC on December 19, 2014, December 19, 2014 and January 22, 2015, respectively.

13G

CUSIP No. 0001603480 (CIK Number)

ITEM 1.

(a)	Name of Issuer: TCW Direct Lending LLC

(b)	Address of Issuer’s Principal Executive Offices: 865 S. Figueroa Street, Los Angeles, California 90017.

ITEM 2.

(a)	Name of Person Filing:

This report is being filed by President and Fellows of Harvard College. Legal title to the Common Units is held by Harvard Management Private Equity Corporation, a direct, wholly-owned subsidiary of President and Fellows of Harvard College.

(b)	Address of Principal Business Office, or if None, Residence:

c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, MA 02210

(c)	Citizenship: Massachusetts

(d)	Title of Class of Securities: Common Units

(e)	CUSIP Number: 0001603480 (Issuer’s CIK Number)

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);
(f)	☒	An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,500,000 Common Units

(b)	Percent of class: 10.38%[2]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,500,000 Common Units

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,500,000 Common Units

(iv)	Shared power to dispose or to direct the disposition of: 0

[2]	The percentages used herein are calculated based upon 14,448,510 Common Units outstanding, which reflects the number of Common Units issued and committed as reported in TCW Direct Lending LLC’s Form 10-Q for the period ended September 30, 2014 filed with the Securities and Exchange Commission (“SEC”) on November 7, 2014 (i.e., 3,179,860 Common Units), after giving effect to the issuance of 3,528,650, 1,532,000, and 6,208,000 Common Units as reported in the Issuer’s Form 8-Ks filed with the SEC on December 19, 2014, December 19, 2014 and January 22, 2015, respectively.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

[The rest of the page is intentionally left blank]

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2015

PRESIDENT AND FELLOWS OF HARVARD COLLEGE

By Harvard Management Company, Inc., pursuant to delegated authority

By:	/S/ KATHRYN I. MURTAGH
Name:	Kathryn I. Murtagh
Title:	Authorized Signatory